SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___ )*

Tivity Health, Inc.

(Name of Issuer)

Common Stock - $.001 par value per share

(Title of Class of Securities)

88870R102

(CUSIP Number)

Altaris Capital, L.P.

10 East 53rd Street, 31st Floor
New York, New York 10022

Telephone: (212) 931-0250

Copy to:

Steve Isaacs, Esq.

Schiff Hardin LLP

233 S. Wacker Drive, Suite 7100

Chicago, Illinois 60606

Telephone: (312) 258-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 14, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88870R102	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
Altaris Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,216,793 Shares*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,216,793 Shares*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,216,793 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.74%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

* Reflects ownership as of the date of this filing.

** Based on 47,702,306 shares of common stock, $0.001 par value per share, of Tivity Health, Inc. outstanding as of April 30, 2019, as reported on Tivity Health, Inc.’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2019.

CUSIP No. 88870R102	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
Altaris Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,216,793 Shares*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,216,793 Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,216,793 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.74%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

* Reflects ownership as of the date of this filing.

** Based on 47,702,306 shares of common stock, $0.001 par value per share, of Tivity Health, Inc. outstanding as of April 30, 2019, as reported on Tivity Health, Inc.’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2019.

CUSIP No. 88870R102	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
George Aitken-Davies
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,216,793 Shares*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,216,793 Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,216,793 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.74%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Reflects ownership as of the date of this filing.

** Based on 47,702,306 shares of common stock, $0.001 par value per share, of Tivity Health, Inc. outstanding as of April 30, 2019, as reported on Tivity Health, Inc.’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2019.

CUSIP No. 88870R102	13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
Daniel Tully
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,216,793 Shares*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,216,793 Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,216,793 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.74%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Reflects ownership as of the date of this filing.

** Based on 47,702,306 shares of common stock, $0.001 par value per share, of Tivity Health, Inc. outstanding as of April 30, 2019, as reported on Tivity Health, Inc.’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2019.

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Tivity Health, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 701 Cool Springs Boulevard, Franklin, TN 37067.

Item 2.	Identity and Background.

The persons filing this statement are Altaris Capital, L.P., a Delaware limited partnership (“Altaris Capital”), Altaris Partners, LLC, a Delaware limited liability company (“Altaris Partners”), George Aitken-Davies, a citizen of the United Kingdom, and Daniel Tully, a citizen of the United States of America (collectively, the “Reporting Persons”).

The principal business address of each of the Reporting Persons is 10 East 53rd Street, 31st Floor, New York, NY 10022.

Altaris Partners is the general partner of Altaris Capital. Mr. Aitken-Davies and Mr. Tully are the Managers of Altaris Partners. Each of Mr. Aitken-Davies and Mr. Tully is in a position directly and indirectly to determine the investment and voting decisions made by Altaris Capital and Altaris Partners.

Altaris Capital is primarily engaged in the business of investing in securities. Altaris Partners is primarily engaged in the business of serving as the general partner of Altaris Capital and of entities that directly or indirectly serve as the general partner of affiliated investment funds. The primary principal occupation or employment of each of Mr. Aitken-Davies and Mr. Tully is serving as the Managers of Altaris Capital Partners, LLC, an investment firm focused on the healthcare industry.

The name, citizenship, present principal occupation or employment and business address of each manager and executive officer of the Reporting Persons that are entities are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 3,216,793 shares of Common Stock. The purchase prices for these shares of Common Stock, including brokerage commissions, are set forth below in Item 5, which are incorporated by reference herein. The source of the purchase prices for the shares of Common Stock was from the general working capital of Altaris Capital and from contributions to Altaris Capital from one of its investors.  Such working capital and contributions were primarily funded through borrowings under a line of credit with JPMorgan Chase Bank, N.A., which borrowings have been and will be paid down from the proceeds of investor capital calls.

Page 6 of 10 Pages

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their shares of Common Stock in the belief that the Common Stock of the Issuer was undervalued. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and any actions the Reporting Persons might undertake will be dependent upon their review of numerous factors from time to time, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons have met with representatives of the Issuer’s management and intend to engage in future discussions regarding ways to enhance shareholder value. The Reporting Persons do not have any agreements, understandings or arrangements with the Issuer with respect to any board representation. The Reporting Persons have, however, recently requested of the Issuer that one representative of the Reporting Persons be elected or appointed to join the board of directors of the Issuer. Management of the Issuer has informed the Reporting Persons that management will discuss the request with the Nominating and Corporate Governance Committee of the Issuer’s board of directors.

The Reporting Persons may, from time to time and at any time, (a) acquire additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer and/or its affiliates (collectively, “Securities”) in the open market or otherwise; (b) dispose of any or all of their Securities in the open market or otherwise; or (c) engage in any hedging or similar transactions with respect to the Securities.

The Reporting Persons have not formulated any present plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D except as set forth above.

Item 5.	Interest in Securities of Issuer.

The Reporting Persons’ total beneficial ownership amounts to 3,216,793 shares of Common Stock, constituting 6.74% of the outstanding shares of Common Stock of the Issuer (based on 47,702,306 shares of Common Stock of the Issuer outstanding as of April 30, 2019, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2019).

Altaris Capital has sole voting and sole dispositive power with regard to 3,216,793 shares of Common Stock. Each of Altaris Partners, Mr. Aitken-Davies, and Mr. Tully has shared voting power and shared dispositive power with regard to all such shares of Common Stock. Each of Altaris Partners, Mr. Aitken-Davies, and Mr. Tully, by virtue of their relationships to Altaris Capital (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the shares of Common Stock which Altaris Capital directly beneficially owns. Each of Altaris Partners, Mr. Aitken-Davies, and Mr. Tully disclaims beneficial ownership of such shares of Common Stock for all other purposes. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described in this Item 5 that are beneficially owned by the Reporting Persons.

Page 7 of 10 Pages

The following sets forth all transactions with respect to shares of Common Stock effected during the past sixty (60) days by or for the benefit of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time on May 23, 2019. All such transactions were purchases of shares of Common Stock effected by or for the benefit of Altaris Capital in the open market, and the table includes commissions paid in per share prices.

Date of Transaction	Amount of Securities	Price Per Share[1]
April 15, 2019	12,900	$20.2479
April 16, 2019	260,125	$20.2246
April 17, 2019	444,037	$19.9818
April 18, 2019	124,401	$19.8864
April 22, 2019	71,824	$20.0457
April 23, 2019	26,187	$20.3587
April 30, 2019	167,907	$21.5267
May 02, 2019	100,000	$21.9124
May 07, 2019	50,000	$22.5057
May 08, 2019	100,000	$21.9271
May 09, 2019	650,000	$20.7859
May 10, 2019	250,649	$19.3666
May 13, 2019	60,418	$18.2282
May 14, 2019	138,059	$18.7606
May 15, 2019	34,507	$18.7524
May 16, 2019	12,416	$18.6800
May 17, 2019	25,911	$18.8072
May 20, 2019	187,452	$18.4932
May 22, 2019	250,000	$18.2844
May 23, 2019	250,000	$18.0286

1 The prices reported reflect the average purchase prices for each such day. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transactions for any such day were effected.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement of the Reporting Persons
Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2019

ALTARIS CAPITAL, L.P.,
By:	Altaris Partners, LLC, its general partner

By:	/s/ George Aitken-Davies
Name: George Aitken-Davies
Title: Manager

ALTARIS PARTNERS, LLC

By:	/s/ George Aitken-Davies
Name: George Aitken-Davies
Title: Manager

/s/ George Aitken-Davies
George Aitken-Davies

/s/ Daniel Tully
Daniel Tully

Page 9 of 10 Pages

Schedule A

MANAGERS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name and position of each manager and executive officer of Altaris Partners, LLC. Each such person is a citizen of the United States of America, except for Mr. Aitken-Davies who is a citizen of the United Kingdom. The principal business address of each such person is 10 East 53rd Street, 31st Floor, New York, NY 10022. The principal occupation of Mr. Aitken-Davies and of Mr. Tully is serving as the Managers of Altaris Capital Partners, LLC. Altaris Capital, L.P. does not have any managers or executive officers.

Altaris Partners, LLC

Name	Position
George Aitken-Davies	Manager
Daniel Tully	Manager

Page 10 of 10 Pages